SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                          SCHEDULE 13D

            Under the Securities Exchange Act of 1934
                        (Amendment No. 1)

                    Family Dollar Stores, Inc.
                        (Name of Issuer)

            Common Stock, Par Value, $0.10 Per Share
                 (Title of Class of Securities)

                            307000109
                         (CUSIP Number)

                     Stephen M. Davis, Esq.
                  Werbel McMillin & Carnelutti
                   A Professional Corporation
   711 Fifth Avenue, New York, New York 10022, (212) 832-8300
    (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                        December 2, 1994
     (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13-d-
1(b)(3) or (4), check the following box [  ].

Check the following box if a fee is being paid with the statement
[   ].  (A fee is not required only if the reporting person: (1)
has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in
Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D
- -------------------                                    --------------------
CUSIP No. 307000109                                    Page 2 of 10 Pages
- -------------------                                    --------------------

==============================================================================
1  NAME OF REPORTING PERSON - S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
PERSON

     The SC Fundamental Value Fund, L.P.
- ------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a)  [X]
                                                                      (b)  [ ]
- ------------------------------------------------------------------------------
3  SEC USE ONLY

- ------------------------------------------------------------------------------
4  SOURCE OF FUNDS*
     WC/OO
- ------------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(E)                                          [ ]

- ------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware
- ------------------------------------------------------------------------------
       NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
- ------------------------------------------------------------------------------
7  SOLE VOTING POWER

          0
- ------------------------------------------------------------------------------
8  SHARED VOTING POWER

     2,472,100
- ------------------------------------------------------------------------------
9  SOLE DISPOSITIVE POWER

          0
- ------------------------------------------------------------------------------
10 SHARED DISPOSITIVE POWER

     2,472,100
- ------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,472,100
- ------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                                        [ ]
- -----------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     4.4%
- -----------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*
          PN
==============================================================================
                  *SEE INSTRUCTIONS BELOW BEFORE FILLING OUT!
SEC 1746 (9-88)
                                 SCHEDULE 13D
- -------------------                                    --------------------
CUSIP No. 307000109                                    Page 3 of 10 Pages
- -------------------                                    --------------------

==============================================================================
1  NAME OF REPORTING PERSON - S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
PERSON

     SC Fundamental Value BVI, Inc.
- ------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a)  [X]
                                                                      (b)  [ ]
- ------------------------------------------------------------------------------
3  SEC USE ONLY

- ------------------------------------------------------------------------------
4  SOURCE OF FUNDS*
     Not Applicable
- ------------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(E)                                          [ ]

- ------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware
- ------------------------------------------------------------------------------
       NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
- ------------------------------------------------------------------------------
7  SOLE VOTING POWER

     1,082,400
- ------------------------------------------------------------------------------
8  SHARED VOTING POWER

          0
- ------------------------------------------------------------------------------
9  SOLE DISPOSITIVE POWER

     1,082,400
- ------------------------------------------------------------------------------
10 SHARED DISPOSITIVE POWER

          0
- ------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,082,400
- ------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                                        [ ]
- ------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     1.9%
- ------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*
          CO
==============================================================================
                  *SEE INSTRUCTIONS BELOW BEFORE FILLING OUT!
SEC 1746 (9-88)
                                 SCHEDULE 13D
- -------------------                                    --------------------
CUSIP No. 307000109                                    Page 4 of 10 Pages
- -------------------                                    --------------------

==============================================================================
1  NAME OF REPORTING PERSON - S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
PERSON

          SC Fundamental Inc.
- ------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a)  [X]
                                                                      (b)  [ ]
- ------------------------------------------------------------------------------
3  SEC USE ONLY

- ------------------------------------------------------------------------------
4  SOURCE OF FUNDS*
          Not Applicable
- ------------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(E)                                          [ ]

- ------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware
- ------------------------------------------------------------------------------
       NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
- ------------------------------------------------------------------------------
7  SOLE VOTING POWER

          0
- ------------------------------------------------------------------------------
8  SHARED VOTING POWER

     2,562,500
- ------------------------------------------------------------------------------
9  SOLE DISPOSITIVE POWER

          0
- ------------------------------------------------------------------------------
10 SHARED DISPOSITIVE POWER

     2,562,500
- ------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,562,500
- ------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                                        [ ]
- ------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     4.5%
- ------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*
          CO
=============================================================================
                  *SEE INSTRUCTIONS BELOW BEFORE FILLING OUT!
SEC 1746 (9-88)
                                 SCHEDULE 13D
- -------------------                                    -------------------
CUSIP No. 307000109                                    Page 5 of 10 Pages
- -------------------                                    --------------------

=============================================================================
1  NAME OF REPORTING PERSON - S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
PERSON

     Gary N. Siegler
- ------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a)  [ ]
                                                                      (b)  [X]
- ------------------------------------------------------------------------------
3  SEC USE ONLY

- ------------------------------------------------------------------------------
4  SOURCE OF FUNDS*
     Not Applicable
- ------------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(E)                                          [ ]

- ------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION
          United States
- -----------------------------------------------------------------------------
       NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
- -----------------------------------------------------------------------------
7  SOLE VOTING POWER

          0
- ------------------------------------------------------------------------------
8  SHARED VOTING POWER

     3,644,900
- ------------------------------------------------------------------------------
9  SOLE DISPOSITIVE POWER

          0
- ------------------------------------------------------------------------------
10 SHARED DISPOSITIVE POWER

     3,644,900
- ------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,644,900
- -----------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                                        [ ]
- -----------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          6.4%
- -----------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*
          IN
=============================================================================
                  *SEE INSTRUCTIONS BELOW BEFORE FILLING OUT!
SEC 1746 (9-88)
                                 SCHEDULE 13D
- -------------------                                    -------------------
CUSIP No. 307000109                                    Page 6 of 10 Pages
- -------------------                                    -------------------

=============================================================================
1  NAME OF REPORTING PERSON - S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
PERSON

          Peter M. Collery
- -----------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a)  [ ]
                                                                      (b)  [X]
- -----------------------------------------------------------------------------
3  SEC USE ONLY

- -----------------------------------------------------------------------------
4  SOURCE OF FUNDS*
          Not Applicable
- -----------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(E)                                          [ ]

- -----------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION
          United States
- -----------------------------------------------------------------------------
       NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
- -----------------------------------------------------------------------------
7  SOLE VOTING POWER

          0
- -----------------------------------------------------------------------------
8  SHARED VOTING POWER

     3,644,900
- -----------------------------------------------------------------------------
9  SOLE DISPOSITIVE POWER

          0
- -----------------------------------------------------------------------------
10 SHARED DISPOSITIVE POWER

     3,644,900
- -----------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,644,900
- -----------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                                        [ ]
- -----------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          6.4%
- -----------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*
          IN
==============================================================================
                  *SEE INSTRUCTIONS BELOW BEFORE FILLING OUT!
SEC 1746 (9-88)
                                             Page 7 of 10 Pages

                            AMENDMENT
                              NO.1
                             TO THE
                          SCHEDULE 13D


     The Reporting Persons consisting of SC Fundamental Inc., The SC Fundamental Value Fund, L.P., SC Fundamental Value BVI, Inc., Gary N. Siegler and Peter M. Collery, hereby amend their Schedule 13D relating to the Common Stock, par value $0.01, of Family Dollar Stores, Inc.


Item 3.   Source and Amount of Funds of Other Consideration

          The aggregate purchase prices of the shares of the Issuer's Common Stock ("Shares") purchased by the Reporting
Persons as reported in Item 5(c) of this Schedule 13D were as follows:

      Name of                                  Aggregate
 Reporting Person                            Purchase Price

Fund                                         $  4,535,711.87
BVI Inc. on behalf of BVI Ltd.               $  2,083,189.83
SC on behalf of Managed Account              $  157,734.79

          The Reporting Persons listed above purchased the Shares reported herein as beneficially owned by them with working capital of Fund, BVI Ltd. and Managed Account or with funds extended by brokerage firms in connection with margin transactions effected for Fund, BVI Ltd. and Managed Account.


Item 5.   Interest in Securities of the Issuer

          (a) As of the close of business on December 7, 1994, the Reporting Persons, by virtue of the language of Rule 13d-3(d)(1)(i), may be deemed to own beneficially in the aggregate the number and percentage of the Issuer's Common Stock set forth opposite their names below (based upon the number of Shares that were reported to be outstanding in the Issuer's Form 10-K for the fiscal year ended August 31, 1994).

                                             Page 8 of 10 Pages

- ----------------------------------------------------------------
Name                     Shares of Common Stock        Percentage
- ----------------------------------------------------------------
SC Fundamental Inc.(1)        2,522,500                   4.5%
- ----------------------------------------------------------------
The SC Fundamental
Value Fund, L.P.              2,472,100                   4.4%
- ----------------------------------------------------------------
SC Fundamental
Value BVI, Inc.               1,082,400                   1.9%
- ----------------------------------------------------------------
Gary N. Siegler               3,644,900                   6.4%
- ----------------------------------------------------------------
Peter M. Collery              3,644,900                   6.4%
- ----------------------------------------------------------------

          (c) The following table sets forth the transactions effected by each of the Reporting Persons listed in Item 5(a) since the Reporting Persons' last Schedule 13D relating to the Issuer. Unless otherwise noted, each of the transactions set forth below reflects a purchase effected by means of trades on the New York Stock Exchange.

- ----------------------------------------------------------------
                                BVI, Inc.         SC on
 Trade    Price Per             on behalf        behalf of
  Date      Share     Fund      of BVI Ltd.   Managed Account
- ----------------------------------------------------------------
10/27/94   11.250     7,400       3,350            250
- ----------------------------------------------------------------
10/28/94   11.375     6,750       3,000            250
- ----------------------------------------------------------------
10/28/94   11.440    23,600      10,550            850
- ----------------------------------------------------------------
10/28/94   11.535    10,100       4,550            350
- ----------------------------------------------------------------
10/31/94   11.464    47,150      21,150          1,700
- ---------------------------------------------------------------
10/31/94   11.625    13,450       6,050            500
- ----------------------------------------------------------------
11/01/94   11.484     8,100       3,650            250
- ----------------------------------------------------------------
11/02/94   11.495    10,400       4,650            350
- ----------------------------------------------------------------
11/02/94   11.625     5,000       2,250            150
- ----------------------------------------------------------------
11/02/94   12.000     6,750       3,000            250
- -----------------------------------------------------------------

- ----------------------
   1   Includes shares held for the benefit of the Managed
Account.

                                             Page 9 of 10 Pages

- ----------------------------------------------------------------
                                BVI, Inc.         SC on
 Trade    Price Per             on behalf        behalf of
  Date      Share     Fund      of BVI Ltd.   Managed Account
- ----------------------------------------------------------------
11/03/94   11.533    16,800       7,650            550
- ----------------------------------------------------------------
11/03/94   11.686    13,600       6,250            450
- ----------------------------------------------------------------
11/04/94   12.125    16,850       7,550            600
- -----------------------------------------------------------------
11/07/94   11.625    16,850       7,600            550
- -----------------------------------------------------------------
11/08/94   11.750    20,250       9,100            650
- -----------------------------------------------------------------
11/09/94   11.580     6,750       3,000            250
- -----------------------------------------------------------------
11/10/94   11.375     5,000       2,200            200
- -----------------------------------------------------------------
11/11/94   11.136     7,450       3,300            250
- -----------------------------------------------------------------
11/15/94   11.490    13,900       6,150            450
- -----------------------------------------------------------------
11/17/94   11.125    13,400       6,150            450
- -----------------------------------------------------------------
11/18/94   10.921    10,050       4,600            350
- -----------------------------------------------------------------
11/23/94   10.284    18,400       8,450            650
- -----------------------------------------------------------------
11/29/94   11.375    10,050       4,600            350
- -----------------------------------------------------------------
11/30/94   11.250    15,050       6,900            550
- -----------------------------------------------------------------
12/01/94   11.233    33,550      16,300          1,150
- -----------------------------------------------------------------
12/01/94   11.319    20,000       9,700            700
- -----------------------------------------------------------------
12/02/94   11.270     9,850       4,800            350
- -----------------------------------------------------------------
12/05/94   11.953    10,550       5,100            350
- -----------------------------------------------------------------

                                             Page 10 of 10 Pages

          After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated:  December 7, 1994


SC FUNDAMENTAL INC.


     By:  ________________________
              Peter M. Collery
              Vice President

THE SC FUNDAMENTAL VALUE FUND, L.P.

     By:  SC FUNDAMENTAL INC.


     By:  ____________________________
              Peter M. Collery
              Vice President

SC FUNDAMENTAL VALUE BVI, INC.


     By: ____________________________
              Peter M. Collery
              Vice President



_______________________
    Gary N. Siegler



________________________
    Peter M. Collery

                                        Page 10 of 10 Pages

          After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated:  December 7, 1994


SC FUNDAMENTAL INC.


     By:  /s/ Peter M. Collery
         ________________________
              Peter M. Collery
              Vice President

THE SC FUNDAMENTAL VALUE FUND, L.P.

     By:  SC FUNDAMENTAL INC.


     By:  /s/ Peter M. Collery
         ________________________
              Peter M. Collery
              Vice President

SC FUNDAMENTAL VALUE BVI, INC.


     By:  /s/ Peter M. Collery
         _________________________
              Peter M. Collery
              Vice President



/s/ Gary N. Siegler
_______________________
    Gary N. Siegler



/s/ Peter M. Collery
________________________
    Peter M. Collery